UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended June 30, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Suite 206, 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

-----INDEX-----

Auditor Review Letter

Interim Consolidated Balance Sheet

Interim Consolidated Statement of Operations and Deficit

Interim Consolidated Cash Flow Statements

Interim Consolidated Statement of Shareholders’ Equity/(Deficit)

Notes to Interim Consolidated Financial Statements

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2004 WITH AUDITED FIGURES AS AT SEPTEMBER 30, 2003

(Prepared by Management)

30-Jun-04 (Unaudited)	30-Sept-03 (Audited)

ASSETS

CURRENT ASSETS
Cash	$ 19,598	$ 8,720
Accounts receivable	-	1,500
Goods and services tax recoverable	6,685	4,679
Prepaid expenses	3,375	-

	29,658	14,899

DEFERRED MINERAL PROPERTY EXPENDITURES (Notes 2(d) and 3)	4,502,145	-

EQUIPMENT (Notes 2(j) and 4)	3,233	4,122

Total Assets	$ 4,535,036	$ 19,021

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 439,192	$ 191,475
Due to related parties (Note 5)	104,083	180,733
Loans from related parties (Notes 6 and 8)	371,296	585,277

Total Liabilities	914,571	957,485

SHAREHOLDERS’ EQUITY/(DEFICIT)
Share capital (Note 7)	32,828,183	27,873,683
Contributed surplus (Note 2(n))	1,726,250	-
Deficit	(30,933,968)	(28,812,147)

	3,620,465	(938,464)

Total Liabilities and Shareholders’ Equity/(Deficit)	$ 4,535,036	$ 19,021

Contingencies (Note 10)
Subsequent events (Note 11)

APPROVED BY THE DIRECTORS:

“Steven Khan”

“Casey Forward”

______________________________

_______________________________

Steven Khan, Director

Casey Forward, Director

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2004 AND 2003

(Prepared by Management)

	3 months ended 30-Jun-04 (Unaudited)	3 months ended 30-Jun-03 (Unaudited)	9 months ended 30-Jun-04 (Unaudited)	9 months ended 30-Jun-03 (Unaudited)

ADMINISTRATION EXPENSES
Accounting and legal	$ 8,703	$ 9,700	$ 56,095	$ 19,355
Advertising and promotion	(2,017)	-	2,010	882
Amortization	2,979	419	890	1,257
Automobile	-	4,106	413	11,860
Bad debt expense	-	-	-	2,054
Bank charges	508	25	986	401
Consulting fees	105,300	500	159,241	2,500
Dues, licenses, and subscriptions	-	120	4,779	3,870
Interest	15,384	12,628	44,722	37,988
Management fees	15,000	7,500	22,500	22,500
Office and miscellaneous	2,059	7,720	3,427	9,099
Regulatory and transfer agent fees	11,382	2,125	17,488	5,291
Salaries and benefits	-	10,446	-	18,353
Shareholder communications	34,751	-	55,349	349
Stock based compensation (Note 2(n))	-	-	1,726,250	-
Telephone and fax	3,171	3,053	7,244	3,296
Travel	10,378	1,370	20,695	1,969

TOTAL ADMINISTRATION EXPENSES	204,916	59,712	2,122,089	141,206

OTHER INCOME/(EXPENSES)
Foreign exchange gain/(loss)	469	-	172	(57)
Forgiveness of debt	-	206,794	-	206,794
Interest income	71	19	96	39
Recovery of subsidiaries	-	-	-	131,322

	540	206,813	268	338,098

NET INCOME/(LOSS) FOR THE PERIOD	(204,376)	147,101	(2,121,821)	(28,764,976)

DEFICIT, BEGINNING OF PERIOD	(30,729,592)	(28,715,185)	(28,812,147)	(28,764,976)

DEFICIT, END OF PERIOD	$ (30,933,968)	$ (28,568,084)	$(30,933,968)	$(28,568,084)

NET INCOME/(LOSS) PER SHARE Note 2(k))	$ (0.02)	$ 0.02	$ (0.20)	$ 0.02

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2004 AND 2003

(Prepared by Management)

	3 months ended 30-Jun-04 (Unaudited)	3 months ended 30-Jun-03 (Unaudited)	9 months ended 30-Jun-04 (Unaudited)	9 months ended 30-Jun-03 (Unaudited)

OPERATING ACTIVITIES
Net income/(loss) for the period	$ (204,376)	$ 147,101	$ (2,121,821)	$ 196,892
Add items not affecting cash
Amortization	297	419	890	1,257
Foregiveness of debt	-	(206,794)	-	(206,794)
Stock based compensation	-	-	1,726,250	-

	(204,079)	(59,274)	(394,681)	(8,645)
Changes in non-cash working capital items:
Accounts receivable	1,500	-	1,500	18,910
Goods and services tax recoverable	(4,229)	(1,712)	(2,006)	(578)
Prepaid expenses	-	-	(3,375)	-
Accounts payable and accrued liabilities	128,491	(900)	247,717	(399)

Cash provided/used by operating activity	(78,317)	(61,886)	(150,845)	9,288

FINANCING ACTIVITIES
Shares issued for cash	904,500	-	904,500	-
Due from related parties	-	37,472	-	20,185
Due to related party	(352,404)	16,303	(76,650)	(19,085)
Loans from related parties	(243,246)	12,628	(213,982)	32,702
Deposit	-	-	-	(36,522)

Cash provided/(used) by financing activities	308,850	66,403	613,868	(2,720)

INVESTING ACTIVITIES
Deferred resource property expenditures	(220,860)	-	(452,145)	-

Cash provided/(used) in investing activities	(220,860)	-	(452,145)	-

NET CASH INCREASE/(DECREASE)	9,673	4,517	10,878	6,568

CASH, BEGINNING OF PERIOD	9,925	3,922	8,720	1,871

CASH, END OF PERIOD	$ 19,598	$ 8,439	$ 19,598	$ 8,439

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)

AS AT JUNE 30, 2004

(Prepared by Management)

	Number of Shares	Common Shares Issued and Fully Paid	Contributed Surplus	Deficit Accumulated During the Development Stage	Total

Balance, September 30, 2001	9,489,939	$27,873,683	$ -	$ (28,445,263)	$ (571,580)

Net loss for the year ended
September 30, 2002	-	-	-	(319,713)	(319,713)

Balance, September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Net loss for the year ended
September 30, 2003	-	-	-	(47,171)	(47,171)

Acquisition of Braz Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000

2,925,000 stock options granted	-	-	1,726,250	-	1,726,250

Shares issued for cash	1,100,000	904,500	-	-	904,500

Net loss for the nine months ended
June 30, 2004	-	-	-	(2,121,821)	(2,121,821)

Balance, June 30, 2004	$12,589,939	$32,828,183	$ 1,726,250	$ (30,933,968)	$ 3,620,465

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

1.

NATURE OF BUSINESS

Globetech Ventures Corp. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources.

2.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  This basis of presentation is presented to assist the reader in understanding the Company’s financial statements.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  The financial statements and notes are representative of the Company’s management who is responsible for their integrity and objectivity.  These interim consolidated financial statements should be read in conjunction with the audited consolidated annual financial statements for the year ended September 30, 2003.  The Company applies the same accounting policies and methods in these interim consolidated financial statements as those in the audited consolidated annual financial statements.

(a)

Development stage company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7.  As of October 1, 2003 the Company is devoting substantially all of its present efforts to developing the property in Brazil (see Note 3). All losses accumulated prior to this date have been closed to deficit, and losses from October 1, 2003 will be considered part of the Company’s current development stage activities.

(b)

Principles of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. (“Sacolco”), Glowing Green Minerals Ltd. (“Glowing”), Braz Gold Ltda. (“Braz”) and its 60% owned subsidiary Qasim Mining Enterprises Ltd. (“QMEL”).  These interim consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd.  All significant inter-company balances and transactions have been eliminated.

During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing, and QMEL.  Consequently, all net assets and related costs were written-off to operations.

(c)

Translation of foreign currencies

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the exchange rate at the balance sheet date.  Revenue and expenses are translated at the exchange rate prevailing at the transaction date.  Exchange gains and losses arising on translation are included in the interim consolidated statements of operations.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

2.

BASIS OF PRESENTATION - Continued

(c)

Translation of foreign currencies - Continued

All of the Company’s foreign subsidiaries are integrated with the Company and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

(d)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost.  All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.  Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property.  Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations, and exploration and development costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding, and the ability of the Company to bring its projects into production.

(e)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, or abandoned.  These costs will be amortized over the proven reserves available on the related property following commencement of production.

(f)

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

(g)

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

2.

BASIS OF PRESENTATION - Continued

(h)

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established.  This includes future removal and site restoration costs as required due to environmental law or contracts.

(i)

Financial instruments

All significant financial assets, financial liabilities, and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk, and credit risk.  Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

 (j)

Equipment

Equipment is carried at cost less accumulated amortization.  Amortization is calculated using the declining balance method at the following annual rates:

Office equipment

20%

Computer equipment

30%

In the year of acquisition, amortization is recorded at one half the normal rate, and no amortization is recorded in the year of disposition.

(k)

Income/(loss) per share

Income/(loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period.  The weighted average number of shares outstanding during the period was 10,751,050 (30Jun03 – 9,489,939).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.  The assumed conversion of outstanding common share options has an anti-dilutive effect in the period presented.

(l)

Uses of estimates

The preparation of interim consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and related notes to the interim consolidated financial statements.  Actual results may differ from those estimates.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

2.

BASIS OF PRESENTATION - Continued

(m)

Income tax

Income taxes are accounted for using the future income tax method.  Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

(n)

Stock based compensation

Effective October 1, 2003, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model assuming no dividends are to be paid, vesting on the date of grant, a volatility rate of 100% and an average annual risk free interest rate of 2.92%.

3.

DEFERRED RESOURCE PROPERTY EXPENDITURES

On March 8, 2004, the Company entered into a Purchase Agreement (“Agreement”) whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold in Amapa State, Brazil for 2,000,000 common shares of the Company at a deemed value of US$1.50 with 400,000 shares released immediately and 400,000 shares each six months thereafter until all 2,000,000 shares have been released.

Upon completion of a bankable feasibility study, the Company will pay a net smelter return royalty (“NSR”) of 1% to a maximum of US$8,000,000. The vendors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.

In addition to the purchase price, the Company is to pay the following amounts to the former property owners:

US$  30,000 by March 15, 2004 (paid);

US$110,000 by June 15, 2004 (paid);

US$100,000 by September 30, 2004;

US$200,000 by December 31, 2004;

US$390,000 by March 15, 2005;

US$390,000 by June 15, 2005;

US$390,000 by September 30, 2005; and

US$390,000 by December 31, 2005

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

3.

DEFERRED RESOURCE PROPERTY EXPENDITURES - Continued

In the event the Company fails to make the property payments, the vendors will have the right to repurchase the property at a price mutually agreeable by the parties.

Under the terms of the Agreement, the Company is to make a further cash payment within 90 days upon completion of a bankable feasibility study.  The cash payment will be based upon US$1 for every ounce of gold, or carats of diamonds that may be commercially mined, up to a maximum payment of US$2 million provided that the bankable feasibility concludes that there is approximately 1 million ounces of gold or 1 million carats of commercial grade diamonds, or a combination of both.

4.

EQUIPMENT

	Cost	Accum. Amort	30Jun04 Net Book Value	30Sep03 Net Book Value

Office equipment	$ 5,222	$ 4,793	$ 429	$ 505
Computer equipment	26,314	23,510	2,804	3,617

	$ 31,536	$ 28,303	$ 3,233	$ 4,122

5.

DUE TO RELATED PARTIES

Amounts due to a relative of the former President of the Company are unsecured, accrue no interest, and have no fixed terms of repayment.

6.

LOANS FROM RELATED PARTIES

	30Jun04	30Sep03

Company with common directors
Loan payable with interest at prime plus 3% per annum	$ 231,101	$ 214,977

Former President
Loan payable with interest at 10% per annum	86,628	320,470

Relative of the former President
Loan payable with interest at 10% per annum	53,567	49,830
	$ 371,296	$ 585,277

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

7.

SHARE CAPITAL

(a)

Common Shares

The authorized share capital of the Company consists of 20,000,000 common shares without par value.

The Company has issued 12,589,939 (9,489,939 – 30Sep03) common shares of which 25,000 shares are held in escrow as at June 30, 2004.

On April 1, 2004, the Company completed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share at any time until June 30, 2005, at US$0.90 per share at any time until June 30, 2006, and at US$1.00 per share at any time until June 30, 2007.

On April 23, 2004, the Company completed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share at any time until April 23, 2005, at US$0.90 per share at any time until April 23, 2006, and at US$1.00 per share at any time until April 23, 2007.

On June 22, 2004, the Company completed a private placement of 500,000 units at a price of US$0.50 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.50 per share at any time until June 30, 2005 and at US$0.60 per share at any time until June 30, 2006.

(b)

Stock Options

The Company currently has no formal long-term incentive plan other than incentive stock options granted from time to time by the Board of Directors.

The following is a summary of the status of the Company’s stock options granted:

	30Jun04		30Sep03
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding,
Beginning of period	-	-	195,000	US$ 2.00
Issued during the period	2,925,000	$1.75	-	-
Forfeited/cancelled	-	-	(195,000)	US$ 2.00

Options outstanding,
end of period	2,925,000	$1.75	-	-

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

7.

SHARE CAPITAL - Continued

(b)

Stock Options - Continued

As at December 31, 2003, the Company had 2,925,000 stock options outstanding of which 2,525,000 were granted on December 23, 2003 with an exercise price of $1.75 that expire on December 23, 2008, and 400,000 were granted on March 12, 2004 with an exercise price of $1.75 that expire on March 12, 2009.

(c)

Warrants

As at June 30, 2004, the Company had 1,100,000 common share purchase warrants outstanding (see Note 7(a)).

8.

RELATED PARTY TRANSACTIONS

During the period ended June 30, 2004, the Company entered into the following transactions with related parties:

(a)

paid or accrued management fees of $22,500 ($22,500 – 30Jun03) to the former President of the Company;

(b)

paid or accrued consulting fees of $56,700 to officers of the Company ($Nil – 30Jun03); and

(c)

accrued interest of $43,893 ($37,882 – 30Jun03) on loans payable to the former President, a relative of the former President, and a company with a common director of a former director.

These transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

9.

SEGMENTED INFORMATION

For the year ended September 30, 2003, the Company’s only reported segment were its activities in Canada.  During the period ended June 30, 2004, the Company had one operational activity performed in the countries of Canada and Brazil; thus, the geographical segments are presented:

	Canada	Brazil	Total 30Jun04

Revenue	$ 268	$ -	$ 268
Administration expenses	2,122,089	-	2,122,089

Income/(loss) for the period	$ (2,121,921)	$ -	$ (2,121,921)

Identifiable assets	$ 32,891	$ 4,502,145	$ 4,535,036

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

10.

CONTINGENCIES

Potential legal claims may exist between the Company and certain previous holders of the Company’s convertible debentures related to certain obligations under the conversion terms of the convertible debentures.  In management’s opinion, these claims are without merit and consequently no provision has been made for these claims in these consolidated financial statements.

Pursuant to the Purchase Agreement entered into on March 8, 2004, the Company will pay the following amounts to the former property owners (see Note 3):

US$100,000 by September 30, 2004;

US$200,000 by December 31, 2004;

US$390,000 by March 15, 2005;

US$390,000 by June 15, 2005;

US$390,000 by September 30, 2005; and

US$390,000 by December 31, 2005

11.

SUBSEQUENT EVENTS

On July 5, 2004, the Company completed a shares for debt transaction pursuant to the settlement agreement approved by the board dated June 22, 2004 for 652,000 common shares at US$0.50 per share as settlement for the amounts and loans payable to related parties.

On July 20, 2004, the Company’s share capital was increased to 100,000,000 common shares without par value.

On August 4, 2004, the Company completed a private placement of 697,674 units at a price of US$0.43 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.5375 per share at any time until July 28, 2005 and at US$0.6375 per share at any time until March 28, 2006.  Under the terms of the financing, the investors also have the option to exercise the right to invest an additional US$300,000 within 120 days through an additional warrant.  These particular investors have expressed a strong interest in providing additional funding in order to advance Globetech’s projects and to have a legal right of first refusal in this regard.  A finder’s fee of 8% of the gross proceeds is payable on the initial funding of US$300,000.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differs in some respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

(a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) - Continued

(a)

Mineral property exploration and development - Continued

For the periods ended
	30Jun04	30Sep03
Statement of operations and deficit:

Loss for the period under
Canadian GAAP	$ (2,121,821)	$ (47,171)
Mineral property exploration
and development expenditures	(4,502,145)	-

United States GAAP	$ (6,623,966)	$ (47,171)

Gain (loss) per share – US GAAP	$ (0.62)	$ (0.00)

For the periods ended
	30Jun04	30Sep03
Balance sheet Assets
Mineral Properties
Canadian GAAP	$ 4,535,036	$ 19,021
Resource property expenditures
(cumulative)	(4,502,145)	-

United States GAAP	$ 32,891	$ 19,021

Deficit
Canadian GAAP	$ (30,933,968)	$ (28,812,147)
Resource property expenditures
(cumulative)	(4,502,145)	-

United States GAAP	$ (35,436,113)	$ (28,812,147)

(b)

Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  Effective October 1, 2003 the Company has chosen to account for stock-based compensation using the fair value.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) - Continued

(b)

Stock based compensation - Continued

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

 (c)

Loss per share

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the three months ended June 30, 2004 was 10,751,050.

(d)

Income taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward.  This asset would have been reduced to $nil by a valuation allowance.

(e)

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited.  SFAS No. 141 is effective for business combinations completed after June 30, 2001.  SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142.  SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.  Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

In July 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS No. 143 is required to be adopted effective January 1, 2003.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED JUNE 30, 2004

(Prepared by Management)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) - Continued

(e)

New accounting pronouncements – Continued

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, that supersedes SFAS No. 121 “Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of.”  SFAS No. 144 is required to be adopted effective January 1, 2002.

In June 2002, FASB issued SFAS No. 146 “Accounting for costs Associated with Exit or Disposal Activities” (“SFAS 146”), which supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”.  SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, “Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9” (“SFAS 147”).  The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock–Based Compensation – Transition and Disclosure”.  SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years beginning after December 15, 2002.  the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The Company has adopted SFAS No. 148, as required, on November 1, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s financial position or results of operations.

GLOBETECH VENTURES CORP.

QUARTERLY REPORT

THIRD QUARTER ENDED JUNE 30, 2004

SUPPLEMENTAL INFORMATION

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See Schedule A, Interim Consolidated Statement of Operations and Deficit

2.

RELATED PARTY TRANSACTIONS:  See Schedule A, Notes to Interim Consolidated Financial Statements, Notes 5, 6, and 8.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

Options granted during the period were allocated as follows:

	Number of options	Exercise Price	Date Granted	Expiry Date
Dilbagh Gujral	1,000,000	$1.75	23Dec03	23Dec08
Steven Khan	600,000	$1.75	23Dec03	23Dec08
Isaac Moss	600,000	$1.75	23Dec03	23Dec08
Casey Forward	200,000	$1.75	23Dec03	23Dec08
James H. Diffendorfer	75,000	$1.75	23Dec03	23Dec08
Alan C. Brant	50,000	$1.75	23Dec03	23Dec08
J Roland Vetter	400,000	$1.75	12Mar04	12Mar08
	2,925,000

4.

SUMMARY OF SECURITIES AS AT THE END OF THE PERIOD:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

a.

Common Shares

As at June 30, 2004, the authorized share capital of the Company consists of 20,000,000 common shares without par value.  Effective July 20, 2004, the authorized share capital of the Company increased to 100,000,000 common shares without par value.

The Company has issued 12,589,939 common shares of which 25,000 shares are held in escrow as at June 30, 2004.

On April 1, 2004, the Company completed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share at any time until June 30, 2005, at US$0.90 per share at any time until June 30, 2006, and at US$1.00 per share at any time until June 30, 2007.

On April 23, 2004, the Company completed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share at any time until April 23, 2005, at US$0.90 per share at any time until April 23, 2006, and at US$1.00 per share at any time until April 23, 2007.

On June 22, 2004, the Company completed a private placement of 500,000 units at a price of US$0.50 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.50 per share at any time until June 30, 2005 and at US$0.60 per share at any time until June 30, 2006.

b.

Stock Options

The Company currently has no formal long-term incentive plan other than incentive stock options granted from time to time by the Board of Directors.

The following is a summary of the status of the Company’s stock options granted at June 30, 2004:

	Number of Options	Exercise Price	Date Granted	Expiry Date

Dilbagh Gujral	1,000,000	$1.75	23Dec03	23Dec08
Steven Khan	600,000	$1.75	23Dec03	23Dec08
Isaac Moss	600,000	$1.75	23Dec03	23Dec08
Casey Forward	200,000	$1.75	23Dec03	23Dec08
James H. Diffendorfer	75,000	$1.75	23Dec03	23Dec08
Alan C. Brant	50,000	$1.75	23Dec03	23Dec08
J Roland Vetter	400,000	$1.75	12Mar04	12Mar08
	2,925,000

c.

Warrants

The following is a summary of the Company’s warrants outstanding as at June 30, 2004:

	Number of Warrants	Exercise Price	Date Granted	Expiry Date

Private Placement	300,000	US$0.80	01Apr04	31Mar05
		US$0.90		31Mar06
		US$1.00		31Mar07
Private Placement	300,000	US$0.80	23Apr04	23Apr05
		US$0.90		23Apr06
		US$1.00		23Apr07
Private Placement	500,000	US$0.50	22Jun04	30Jun05
		US$0.60		30Jun06
	1,100,000

5.

DIRECTORS AT DATE OF FILING THIS REPORT:

Casey Forward, CGA

Steven N. Khan

John Morita

OFFICERS AT DATE OF FILING THIS REPORT:

Steven N. Khan

President and Chief Executive Officer (appointed July 21, 2004)

Casey Forward, CGA

Chief Financial Officer (appointed August 12, 2004)

Isaac Moss

Secretary

GLOBETECH VENTURES CORP.

QUARTERLY REPORT

THIRD QUARTER ENDED JUNE 30, 2004

SUPPLEMENTAL INFORMATION

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share.  The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 677 – 999 Canada Place

Vancouver, British Columbia, V6C 3E1.

Business of the Company

Globetech’s principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources.

On March 8, 2004, the Company entered into a Purchase Agreement (“Agreement”) whereby the Company has the option to acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold in Amapa State, Brazil for 2,000,000 common shares of the Company at a deemed value of US$1.50 with 400,000 shares released immediately and 400,000 shares each six months thereafter until all 2,000,000 shares have been released.

Upon completion of a bankable feasibility study, the Company will pay a net smelter return royalty (“NSR”) of 1% to a maximum of US$8,000,000. The vendors may compel the Company to purchase the NSR for US$4,000,000 in cash or by way of the issuance of shares in its capital at a deemed price of US$4.00 per share.

In addition to the purchase price and US$140,000 paid to June 15, 2004, the Company will pay the following amounts to the former property owners:

US$100,000 by September 30, 2004;

US$200,000 by December 31, 2004;

US$390,000 by March 15, 2005;

US$390,000 by June 15, 2005;

US$390,000 by September 30, 2005; and

US$390,000 by December 31, 2005

In the event the Company fails to make the property payments, the vendors will have the right to repurchase the property at a price mutually agreeable by the parties.

Under the terms of the Agreement, the Company is to make a further cash payment within 90 days upon completion of a bankable feasibility study.  The cash payment will be based upon US$1 for every ounce of gold, or carats of diamonds that may be commercially mined, up to a maximum payment of US$2 million provided that the bankable feasibility concludes that there is approximately 1 million ounces of gold or 1 million carats of commercial grade diamonds, or a combination of both.

On April 14, 2004, the Company was pleased to report that their Brazilian subsidiary, Braz Gold Ltda. has acquired additional mineral claims prospective for gold and other minerals. The additional mineral claims cover approximately 67,000 acres (27,000 hectares) and some of these claims are in close proximity to the Amapari gold deposit, which was acquired by Wheaton River.

The subject claims are located on the prolific Vila Nova greenstone belt, in the south-central part of Amapa State some 100 km northwest of the state capital of Macapa. The area is easily accessed by road and rail and has access to electricity as well as water from the substantial surrounding river systems. The Vila Nova greenstone belt forms part of a stable Precambrian Guinan Shield rock formation, which in the adjacent countries of Venezuela, French Guiana and Guyana, hosts world class gold deposits. The Omai gold deposit in Guyana, has a reserve of approximately 4.2 million ounces of gold. The Guinan shield has historically produced large amounts of gold, some 4.8 million ounces having been mined in the 19th century alone. In the Vila Nova greenstone belt, in similar rocks to those found in Globetech's claim area, the Amapari gold deposit lies north of the Corporation's claim area. The Amapari gold deposit, has a resource in excess of 2 million ounces of gold, was recently acquired by Wheaton River Minerals, for $105 million. Located to the south of Globetech's claim area lies the large open-pit and underground vein-gold working of Mineracao do Vila Nova with a multiple parallel quartz-vein deposit showing visible gold. In December 2003, the Corporation commissioned a review of the mineral resource by an independent geologist which report was recently completed. In addition to gold potential on Globetech's claim, the independent geological review found favourable indicators for other minerals in the claim area such as diamonds and base metals.

Results of Operations

For the third quarter ended June 30, 2004, the net loss was $2,121,821 compared to net income of $196,892 for the third quarter ended June 30, 2003.  During the third quarter ended June 30, 2004, $1,726,250 was charged for stock based compensation as a result of 2,925,000 stock options granted during the period with an exercise price of $1.75. During the third quarter ended June 30, 2003, $131,322 was recovered from a subsidiary that was previously written off.

Administrative expenses for the third quarter ended June 30, 2004 were $2,122,089 compared to $141,206 for the third quarter ended June 30, 2003.  The increase in total administrative expenses reflects the stock based compensation expensed in the period ended June 30, 2004 of $1,726,250.  Without this non-cash expenditure, administrative expenses for the third quarter ended June 30, 2004 were $395,839.  This increase in administrative costs reflects the change in management from the comparative quarter and an increase in activity while the Company has been pursuing and evaluating potential business ventures.

After the stock based compensation expense, the Company’s highest expenditure item for the nine months ended June 30, 2004 were consulting fees of $159,241 of which $56,700 was paid to directors of the Company.  For the comparative period, the highest expenditure item was loan interest that was paid to related parties.  Loan interest for the third quarter ended June 30, 2004 was $44,722.

At June 30, 2004, the Company had no employees.

Liquidity and Capital Resources

At June 30, 2004, the Company had $19,598 in cash with a working capital deficiency of $884,914.

On April 1, 2004, the Company completed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share at any time until June 30, 2005, at US$0.90 per share at any time until June 30, 2006, and at US$1.00 per share at any time until June 30, 2007.

On April 23, 2004, the Company completed a private placement of 300,000 units at a price of US$0.70 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.80 per share at any time until April 23, 2005, at US$0.90 per share at any time until April 23, 2006, and at US$1.00 per share at any time until April 23, 2007.

On June 22, 2004, the Company completed a private placement of 500,000 units at a price of US$0.50 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.50 per share at any time until June 30, 2005 and at US$0.60 per share at any time until June 30, 2006.

On July 5, 2004, Globetech agreed to issue 652,000 shares to a shareholder of the Company in settlement of outstanding payables and loans to related parties in the amount of U$326,000 at a deemed issue price of $0.50 per share.

On August 4, 2004, the Company completed a private placement of 697,674 units at a price of US$0.43 per unit with each unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will permit the holder to purchase one common share of the Company at a price of US$0.5375 per share at any time until July 28, 2005 and at US$0.6375 per share at any time until March 28, 2006.  Under the terms of the financing, the investors also have the option to exercise the right to invest an additional US$300,000 within 120 days through an additional warrant.  These particular investors have expressed a strong interest in providing additional funding in order to advance Globetech’s projects and to have a legal right of first refusal in this regard.  A finder’s fee of 8% of the gross proceeds is payable on the initial funding of US$300,000.

Depending on the development of the business, we will need to raise additional cash for working capital or other expenses. In the interim; however, we may encounter lower than anticipated revenues, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all.

Sales and Marketing

There are no sales and marketing plans currently undertaken.

Research and Development

There are no research and development plans currently undertaken.

Legal Proceedings

As of the date hereof, the Company is not involved in any legal proceedings

Related Party Transactions

During the period ended June 30, 2004, the Company entered into the following transactions with related parties:

(a)

paid or accrued management fees of $22,500 ($22,500 – 30Jun03) to the former President of the Company;

(b)

paid or accrued consulting fees of $56,700 to officers of the Company ($Nil – 30Jun03); and

(c)

accrued interest of $43,893 ($37,882 – 30Jun03) on loans payable to the former President, a relative of the former President, and a company with a common director of a former director.

These transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

GLOBETECH VENTURES CORP.

 QUARTERLY REPORT

THIRD QUARTER ENDED JUNE 30, 2004

CORPORATE INFORMATION

CORPORATE  INFORMATION

Globetech Ventures Corp.

677 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

604-685-8532 phone

604-682-8441 fax

www.globetechventures.net

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company

10th Floor, 625 Howe Street

Vancouver, British Columbia

V6C 3B8

LEGAL COUNSEL

Steven Sobolewski

Terminal City Club Tower

501 – 837 West Hastings Street

Vancouver, British Columbia

V6C 3N6

BANKERS

HSBC Bank Canada

1578 Marine Drive

West Vancouver, British Columbia

V7V 1H8

STOCK EXCHANGE

NASD - OTC Bulletin Board

Frankfurt

STOCK SYMBOL

GTVCF, GTVCF.F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Steven Khan”__________

Steven Khan, President

August 23, 2004